04046091

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NTT Urban Development Corporation

*CURRENT ADDRESS 25-5, Haraikatamachi
Shinjuku-ku, Tokyo
(Japan)

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34835 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/16/04

Exhibit A

82-34835

(Summary English Translation)

May 26, 2003

Mr. Norio Wada
President & CEO
Nippon Telegraph and Telephone Corporation

NTT URBAN DEVELOPMENT CORPORATION
25-5, Haraikatamachi
Shinjuku-ku, Tokyo
Japan

3-31-03
AR/S

Kiyoshi Mita
Representative Director and President

Notice of Convocation of the 18th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 18th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

Particulars

(1) Date: 4:00 p.m., Monday, June 23, 2003

(2) Place: Urbannet Otemachi Building
21st Floor, Silver Room
2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2003 and Business Report and Statement of Income for the 18th fiscal year (from April 1, 2002 through March 31, 2003)

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 18th fiscal year

Agendum No. 2: Amendments to the Articles of Incorporation

Agendum No. 3: Election of two directors

Agendum No. 4:	Election of two corporate auditors
Agendum No. 5:	Payment of retirement benefits to retiring directors
Agendum No. 6:	Appointment of independent auditors

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2002 through March 31, 2003

1. OUTLINE OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2003, future business strategies, business results and financial position in recent years are mentioned.

2. OUTLINE OF THE COMPANY

Information relating to principal businesses, state of shares, state of business combination, employees, principal correspondent banks, principal offices, and directors and corporate auditors of the Company is mentioned.

BALANCE SHEET
As of March 31, 2003

	(Thousands of yen)
Assets	
Current Assets:	
Cash and deposits	¥3,147,778
Accounts receivable	5,966,190
Property for sale in progress	9,870,778
Construction in progress (inventory)	48,646
Prepaid expenses	232,199
Deferred tax assets	250,000
Other current assets	3,589,170
Total current assets	23,104,765
Fixed Assets:	
Tangible fixed assets:	
Buildings	332,343,375
Structures	7,497,889
Machinery and equipment	3,527,101
Tools, furniture and fixtures	2,803,388
Land	50,061,827
Construction in progress	6,091,502
Total tangible fixed assets	402,325,085
Intangible fixed assets:	
Leasehold	587,917
Software	578,184
Other intangible fixed assets	416,419
Total intangible fixed assets	1,582,521
Investment and others:	
Investment securities	7,211,360
Shares of subsidiaries	1,077,250
Long-term prepaid expenses	24,810,445
Long-term deferred tax assets	3,154,768
Others	1,290,023
Allowance for doubtful receivables	(4,356)
Total investment and others	37,539,492
Total fixed assets	441,447,099
Total Assets	¥464,551,864

	(Thousands of yen)
Liabilities	
Current Liabilities:	
Accounts payable	¥4,866,533
Short-term borrowings	8,000,000
Current portion of long-term borrowings	60,542,800
Accrued amount payable	6,459,917
Accrued expenses	1,786,115
Accrued income taxes, etc.	172,831
Advances received	6,964,621
Deposits received	1,140,081
Other current liabilities	732,592
Total current liabilities	90,665,493
Fixed Liabilities:	
Bonds	31,800,000
Long-term borrowings	156,558,480
Long-term accrued amount payable	11,622,754
Accrued retirement benefits for employees	410,354
Accrued retirement benefits for directors and corporate auditors	204,634
Lease deposits from tenants	127,282,249
Other fixed liabilities	32,520
Total fixed liabilities	327,910,992
Total liabilities	¥418,576,485

	(Thousands of yen)
Shareholders' Equity	
Common Stock	¥26,320,000
Capital Surplus	
Capital reserve	987
Total capital surplus	987
Earned surplus	
Earned reserve	2,900,322
Unappropriated reserve	
Contingent reserve	5,000,000
Reserve for special depreciation	3,960
Reserve for advanced depreciation of fixed assets	152,832
Special account for reserve for advanced depreciation of fixed assets	377,392
Total unappropriated reserve	5,534,185
Unappropriated retained earnings for the period (of which, net income for the period: ¥8,095,791 thousand)	11,153,432
Total earned surplus	19,587,940
Variance of estimate of shares, etc.	66,451
Total shareholders' equity	45,975,378
Total Liabilities and Shareholders' Equity	¥464,551,864

STATEMENT OF INCOME
(Year ended March 31, 2003)

	(Thousands of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues:	
Operating revenues from leasing business	¥80,277,316
Operating revenues from residential property sales business	5,643,066
Operating revenues from other businesses	1,705,136
Total operating revenues	87,625,519
Operating expenses:	
Cost of sales for leasing business	54,032,734
Cost of sales for residential property sales business	3,018,501
Cost of sales for other businesses	1,209,253
Selling, general and administrative expenses	7,639,077
Total operating expenses	65,899,565
Operating income	21,725,953
Non-operating revenues and expenses:	
Non-operating revenues:	
Interest and dividend income	106,135
Other non-operating revenues	225,657
Total non-operating revenues	331,793
Non-operating expenses:	
Interest expenses	5,772,445
Interest on bonds	285,741
Other non-operating expenses	89,375
Total non-operating expenses	6,147,562
Ordinary income	¥15,910,184

	(Thousands of yen)
Extraordinary Items	
Extraordinary gain:	
Gain on sale of fixed assets	730,225
Gain on sale of shares of subsidiaries	685,209
Reversal of allowance for doubtful receivables	64,293
Total extraordinary gain	1,479,728
Extraordinary loss:	
Loss on sale of fixed assets	188,409
Loss on retirement of fixed assets	2,140,029
Loss on liquidation of subsidiaries	342,860
Loss on revaluation of membership	10,637
Loss on discontinued operation	75,189
Total extraordinary loss	2,757,126
Net income before income taxes	14,632,787
Income tax, inhabitants tax and enterprise tax	3,940,000
Adjustment of income taxes, etc.	2,596,995
Net income for the period	8,095,791
Retained earnings brought forward	3,057,641
Unappropriated retained earnings for the period	¥11,153,432

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the period	¥11,153,432,855
Reversal of reserve for special depreciation	2,557,810
Reversal of special account for reserve for advanced depreciation of fixed assets	377,392,200
Total	11,533,382,865

We will appropriate these amounts as follows:

Earned reserve	268,599,600
Dividend (¥5,000 per share)	2,631,200,000
Bonuses to directors and corporate auditors (of which corporate auditors' bonus: ¥5,040,000)	54,796,000
Special account for reserve for advanced depreciation of fixed assets	1,066,121,000
Reserve for advanced depreciation of fixed assets	727,130,510
Total appropriation of retained earnings	4,747,847,110
Retained earnings brought forward to the next period	¥6,785,535,755

Copy of Audit Report of Independent Auditors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

May 6, 2003

Deloitte Touche Tohmatsu

Nobutake Ipposhi (Seal)
Certified Public Accountant
Representative and Engagement Partner

Masanobu Takahashi (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed appropriation of retained earnings) of NTT URBAN DEVELOPMENT CORPORATION ("the Company") for the 18th fiscal year from April 1, 2002 to March 31, 2003, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the accounting books and records of the Company. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

2. The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

3. The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

4. The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after consultation, based on the report from each corporate auditor of the methods and results of the audit concerning the execution of duties of the directors during the 18th fiscal year from April 1, 2002 to March 31, 2003, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

In accordance with the audit policies, division of duties, etc. prescribed by the Board of Corporate Auditors, each corporate auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the directors and others, inspected important documents including those showing approval of executives, investigated the state of the Company's business and financial position at the head office and principal offices, and requested reports on business from the subsidiaries when necessary. Each corporate auditor has also received reports and explanations from the independent auditors and examined the financial statements and the supplementary statements.

In connection with the competitive businesses engaged in by the directors, transactions between the Company and the directors involving conflicts of interest between the Company and the directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, and disposal, etc., each corporate auditor has, in addition to the aforesaid methods, requested reports from the directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the independent auditors, Deloitte Touche Tohmatsu, are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the directors.

Furthermore, there has been no breach of their obligations by the directors in connection with the competitive businesses engaged in by the directors, transactions between the Company and the directors involving conflicts of interest between the Company and the directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 12, 2003

Board of Corporate Auditors
NTT URBAN DEVELOPMENT CORPORATION

Tomoyuki Kuwayama (Seal)
Full-time Corporate Auditor

Tadao Tateno (Seal)
Full-time Corporate Auditor

Hiroyuki Arai (Seal)
Corporate Auditor

Manabu Moriya (Seal)
Corporate Auditor

(Note) Corporate auditors Mr. Tomoyuki Kuwayama, Mr. Tadao Tateno, Mr. Hiroyuki Arai and Mr. Manabu Moriya are outside corporate auditors as set forth in paragraph 1, Article 18 of The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights

526,240

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 18th fiscal year

The content of the proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Amendments to the Articles of Incorporation

The reasons and the content of the amendments are mentioned.

Agendum No. 3: Election of two directors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 4: Election of two corporate auditors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 5: Payment of retirement benefits to retiring directors

It is proposed that appropriate retirement benefits be paid to retiring directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of the retiring directors are mentioned.

Agendum No. 6: Appointment of independent auditors

It is proposed that ChuoAoyama PricewaterhouseCoopers, which is the independent auditors of Nippon Telegraph and Telephone Corporation, be appointed as the independent auditors of the Company for the purpose of preparation of consolidated financial statements.

Information regarding ChuoAoyama PricewaterhouseCoopers, including the location of its offices, its corporate history and profile is mentioned.